EXPENSE LIMITATION AGREEMENT
FOR THE BALANCED FUND
THIS AGREEMENT, dated as of July 31, 2018, is made and entered into by and between the Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of its series the Balanced Fund (the “Fund”), and Weitz Investment Management, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser and manager of the Fund pursuant to an Amended Management and Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.
Through July 31, 2018, the Adviser agrees to limit its fee and/or reimburse other expenses of the Fund to the extent necessary to limit the total operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and divided expenses, acquired fund fees and expenses and extraordinary expenses) to an annual rate of 0.85%, as a percentage of the average daily net assets of the Fund.

2.
Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

3.	This Agreement may only be amended or terminated by the Trustees of the Trust.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
WEITZ FUNDS WEITZ INVESTMENT MANAGEMENT, INC.
on behalf of its series the
Balanced Fund
By: /s/ John R. Detisch	By: /s/ Kenneth R. Stoll
Name: John R. Detisch	Name: Kenneth R. Stoll
Title: Vice President	Title: President